UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China, 361008

+86-592-3386666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Secondary Sale of the Registrant’s Shares

On January 21, 2022, Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) received a request from a Centurium Capital led buyer consortium that also includes IDG Capital and Ares SSG Capital Management (the “Buyer Consortium”) to consent to close Centurium Capital’s previously announced transaction to purchase an aggregate of 383,425,748 Class A ordinary shares of Luckin Coffee (the “Sale Shares”) from certain sellers (the “Secondary Sale”). The sellers are Primus Investment Fund, L.P. (in official liquidation) (“Primus”), Haode Investment Inc. (in liquidation) (“Haode”) and Summer Fame Limited (in liquidation) (“Summer Fame”, and collectively with Primus and Haode, the “Sellers”).

The Sellers are affiliates of and were formerly controlled by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian, former management members of the Company, and their families (the “Former Management Members”). The Sellers were ordered to be wound up and are currently in liquidation pursuant to an order of the Grand Court of the Cayman Islands in respect of Primus, and pursuant to orders of the Eastern Caribbean Supreme Court in the High Court of Justice of the British Virgin Islands (the “BVI Court”) in respect of Haode and Summer Fame. The joint liquidators appointed in respect of the Sellers have exercised their statutory powers to enter into definitive documents to give effect to the Secondary Sale. Proceeds of the Secondary Sale will be distributed by the joint liquidators to the creditors and stakeholders of each of the Sellers in accordance with the joint liquidators’ statutory duties. Accordingly, the Company will not receive any of the proceeds from the Secondary Sale.

On January 17, 2022, the BVI Court sanctioned transactions that form part of the Secondary Sale, as required by the securities purchase agreement that gave effect to the Secondary Sale.

After careful consideration, the Board of Directors and joint provisional liquidators of the Company determined the Secondary Sale to be in the long-term best interest of the Company, and accordingly approved the transaction.

On January 25, 2022, after receiving consent from the Company, the Buyer Consortium closed the Secondary Sale. Upon the closing of the Secondary Sale, the Former Management Members ceased to have any interest in the Sale Shares and Centurium Capital has become the controlling shareholder of Luckin Coffee, holding more than 50% of the voting interest of the Company.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

About Centurium Capital

Centurium Capital is a leading private equity investment firm in China, with primary focuses on China’s consumer, business services and healthcare sectors.

About IDG Capital

IDG Capital is a leading investment firm, focusing on developing extraordinary companies through expertise in private equity, venture capital and mergers and acquisitions.

About Ares SSG Capital Management

With a Pan-Asian presence, Ares SSG Capital Management is one of the largest alternative investment managers in Asia-Pacific. Leveraging its broad geographical footprint, extensive infrastructure in the region and the experience of its team that has invested through multiple economic cycles in Asia, Ares SSG Capital Management makes credit, private equity and special situations investment through its local originating presence across Asia-Pacific on behalf of its institutional client base. Ares SSG has approximately $7.9 billion of asset under management as of September 30, 2021. Ares SSG is a subsidiary of Ares Management Corporation (NYSE: ARES), a leading global alternative investment manager. As of September 30, 2021, Ares Management Corporation's global platform had approximately $282 billion of assets under management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luckin Coffee Inc.

Date:	January 27, 2022	By:	/s/ Reinout Hendrik Schakel
			Name:	Reinout Hendrik Schakel
			Title:	Chief Financial Officer and Chief Strategy Officer

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